Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-261366

November 14, 2022

PROSPECTUS SUPPLEMENT NO. 6

23,375,000 ORDINARY SHARES and

110,303,689 ORDINARY SHARES

Offered by Selling Securityholders

This prospectus supplement amends the prospectus dated May 6, 2022, as supplemented on May 24, 2022, June 15, 2022, August 30, 2022, September 2, 2022 and November 4, 2022 (the “Prospectus”), of Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (the “Company”), that relates to the (i) issuance of up to 23,375,000 ordinary shares, with a nominal value of $0.01 per share (“Ordinary Shares”) that may be issued upon exercise of warrants to purchase Ordinary Shares (the “Warrants”) at an exercise price of $11.50 per Ordinary Share and (ii) resale of up to 110,303,689 Ordinary Shares by the Selling Securityholders (as defined in the Prospectus) identified in the Prospectus, as amended and supplemented from time to time.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information included in Exhibit 99.2 of our current report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2022, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The Ordinary Shares are listed on the Nasdaq Stock Market (the “Nasdaq”) under the ticker symbol “PROC.” The closing sale price on the Nasdaq for the Ordinary Shares on November 11, 2022 was $7.00 per share. The Warrants are listed on Nasdaq under the ticker symbol “PROCW.” The closing sale price on the Nasdaq for the Warrants on November 11, 2022 was $0.7478 per warrant.

Investing in the Ordinary Shares involves risks. See “Risk Factors” beginning on page 16 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is November 14, 2022.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2022 and 2021

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

		For the three months ended September 30		For the nine months ended September 30
	Notes	2022	2021	2022	2021 As restated[1]
Revenue	5	$110,403	$106,829	$308,453	$283,206
Cost of sales		(42,845)	(44,577)	(121,139)	(123,152)
Gross profit		67,558	62,252	187,314	160,054

Sales and marketing expenses		(25,875)	(22,841)	(71,697)	(61,191)
Administrative expenses		(24,337)	(21,011)	(77,737)	(64,670)
Finance income/(expense), net	7	22,748	(50,651)	18,539	(79,242)
Other expenses, net	8	(9,706)	(75,024)	(13,209)	(77,096)
Income/(Loss) before tax		30,388	(107,275)	43,210	(122,145)

Income tax expense	9	(7,808)	(3,566)	(11,104)	(6,342)
Income/(Loss) for the period		$22,580	$(110,841)	$32,106	$(128,487)

Income/(Loss) for the period attributable to:
Owners of the Company		22,580	(110,897)	32,106	(128,865)
Non-controlling interests		—	56	—	378

Earnings per share:
Basic, income/(loss) for the period attributable to ordinary equity holders of the Company[2]		0.22	(1.14)	0.32	(1.32)

[1]	Refer to Note 2.2. Restatement of Previously Issued Financial Statements

[2]	The Group reports net earnings per share in accordance with IAS 33 - Earnings Per Share. Basic income/(loss) per share is calculated by dividing the income/(loss) attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding during the period. No dilutive effect has been identified for the three and nine months ended September 30, 2022 and 2021. The weighted average number of ordinary shares used as the denominator in calculating basic earnings per share for the three and nine months ended September 30, 2022 is 101,109,572 (for the three and nine months ended September 30, 2021: 97,143,272).

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021 As restated[1]
Income/(Loss) for the period	$22,580	$(110,841)	$32,106	$(128,487)

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability	—	—	—	84
Income tax relating to items that will not be reclassified subsequently to profit or loss	—	—	—	(29)
Net of Tax	—	—	—	55
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(3,513)	567	(4,279)	(3,949)
Other comprehensive (loss)/income for the period, net of tax	(3,513)	567	(4,279)	(3,894)
Total comprehensive income/(loss) for the period	$19,067	$(110,274)	$27,827	$(132,381)

Total comprehensive income/(loss) for the period attributable to:
Owners of the Company	19,077	(110,330)	27,827	(132,759)
Non-controlling interests	(10)	56	—	378

[1]	Refer to Note 2.2. Restatement of Previously Issued Financial Statements

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Financial Position

As of September 30, 2022 and December 31, 2021

(In thousands of United States Dollars, unless otherwise stated)

	Notes	As of September 30, 2022	As of December 31, 2021
Assets
Non-current assets
Property, plant and equipment, net	11	74,128	72,638
Right-of-use assets		41,039	40,167
Goodwill		6,668	6,803
Intangible assets	10	31,278	30,171
Investments in joint ventures		2,195	2,443
Other financial assets		220	256
Deferred tax assets		7,839	7,067
Other assets		4,448	4,531
Total non-current assets		$167,815	$164,076
Current assets
Cash		27,215	72,112
Trade and other receivables, net	13	129,284	117,449
Inventories, net	12	100,361	79,430
Amounts owed by related parties		2,698	1,147
Current tax assets		32,155	22,082
Other current assets		11,643	5,839
Total current assets		$303,356	$298,059
Total assets		$471,171	$462,135

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital		1,011	1,011
Share premium		377,677	377,677
Reserves		45,743	42,749
Accumulated deficit		(401,947)	(431,059)
Accumulated other comprehensive loss		(32,057)	(27,778)
Equity (deficit) attributable to owners of the company		$(9,573)	$(37,400)
Non-controlling interest		(940)	(940)
Total equity (deficit)		$(10,513)	$(38,340)
Non-Current liabilities
Borrowings	14	170,818	178,720
Warrant liabilities	16	21,325	23,112
Shares held in escrow	17	65,543	101,859
Deferred tax liabilities		2,409	6,070
Other liabilities		2,138	2,750
Total non-current liabilities		$262,233	$312,511
Current liabilities
Borrowings	14	83,039	74,646
Trade and other payables, net		95,272	85,381
Amounts owed to related parties		3,523	8,450
Current tax liabilities		21,080	11,756
Provisions	15	111	501
Other liabilities		16,426	7,230
Total current liabilities		$219,451	$187,964
Total liabilities and stockholders’ equity (deficit)		$471,171	$462,135

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group
	Issued Capital As restated[1]	Share premium As restated[1]	Reserves [2]	Accumulated deficit As restated[1]	Other Comprehensive Income	Total As restated[1]	Non- controlling interest	Total equity (deficit) As restated[1]
Balance as of January 1, 2021	$2,001	$54,412	$39,897	$(327,344)	$(24,421)	$(255,455)	$777	$(254,678)
Loss for the period	—	—	—	(128,865)	—	(128,865)	378	(128,487)
Transfer reserves	—	—	(8)	8	—	—	—	—
Other comprehensive income	—	—	—	—	(3,894)	(3,894)	—	(3,894)
Non-controlling interest	—	—	—	378	—	378	—	378
Termination of put option agreement	903	297,796	—	—	—	298,699	—	298,699
Subtotal	$2,904	$352,208	$39,889	$(455,823)	$(28,315)	$(89,137)	$1,155	$(87,982)
Capital restructuring of Crynssen Pharma Group Limited (at exchange ratio of 1:33.4448)	(1,933)	1,933	—	—	—	—	—	—
Subtotal - Restructured	$971	$354,141	$39,889	$(455,823)	$(28,315)	$(89,137)	$1,155	$(87,982)
Acquisition of Union Acquisition Corp. II	202	174,738	—	—	—	174,940	—	174,940
Shares held in Escrow	(117)	(106,247)	—	—	—	(106,364)	—	(106,364)
Redemption of redeemable shares	(45)	(44,955)	—	—	—	(45,000)	—	(45,000)
Balance as of September 30, 2021	$1,011	$377,677	$39,889	$(455,823)	$(28,315)	$(65,561)	$1,155	$(64,406)

Balance as of January 1, 2022	1,011	377,677	42,749	(431,059)	(27,778)	(37,400)	(940)	(38,340)
Income for the period	—	—	—	32,106	—	32,106	—	32,106
Transfer reserves	—	—	2,994	(2,994)	—	—	—	—
Other comprehensive income	—	—	—	—	(4,279)	(4,279)	—	(4,279)
Balance as of September 30, 2022	1,011	377,677	45,743	(401,947)	(32,057)	(9,573)	(940)	(10,513)

[1]	Refer to Note 2.2. Restatement of Previously Issued Financial Statements

[2]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

		For the nine months ended September 30
	Notes	2022	2021 As restated[1]
Operating activities
Income/(Loss) for the period		$32,106	$(128,487)
Adjustments to reconcile net gain (loss) with net cash from operating activities:
Depreciation of property, plant and equipment	11	4,481	4,184
Depreciation of right-of-use assets		4,539	3,281
Amortization of intangibles	10	3,365	5,892
Income tax expense	9	11,104	6,342
Finance (income)/expense	7	(18,539)	79,242
IFRS 2 Share-based payment expense (listing expense)	8	—	73,917
Share of result of joint ventures		239	(371)
Net (gain)/loss on sale of property, plant and equipment	11	(503)	710
Inventory provision	12	2,475	3,263
Provision for bad debt	13	1,830	741
Provisions	15	9	1,182
Cash flow from operating activities before changes in working capital		41,106	49,896

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables		(13,020)	(14,271)
Amounts owed by related parties		(1,555)	(835)
Inventories		(22,851)	(15,523)
Current tax assets		(10,073)	(4,540)
Other current assets		(5,803)	(563)
Trade and other payables		32,800	23,435
Amounts owed to related parties		1,637	(252)
Current tax liabilities		(1,625)	(1,120)
Other liabilities		7,573	20,309
Provisions	15	(408)	(1,182)
Other financial assets		36	321
Other assets		83	(946)
Cash generated from operations		27,900	54,729

Interest paid		(1,261)	(1,373)
Dividends received		—	300
Income tax paid		(4,589)	(2,711)
Cash flow provided by operating activities		$22,050	$50,945

Investing activities
Acquisition of property, plant and equipment	11	(15,293)	(10,933)
Proceeds from sale of property, plant and equipment		2,653	26
Acquisition of intangibles	10	(7,757)	(5,898)
Advances to related parties		(138)	—
Cash flow used in investing activities		$(20,535)	$(16,805)

Financing activities
Proceeds from borrowings	14	77,253	125,335
Payments on borrowings	14	(97,290)	(115,642)
Payments to related parties		(6,625)	(3,577)
Interest paid on borrowings	14	(10,028)	(10,316)
Payment of lease liabilities	14	(4,858)	(4,354)
Redeemed shares		—	(45,000)
Cash obtained in acquisition		—	129,986

Cash flow (used in) generated from financing activities		$(41,548)	$76,432

Net (decrease) increase in cash		(40,033)	110,572
Cash at beginning of the period		72,112	4,229
Effect of exchange rate fluctuations		(4,864)	(14,609)
Cash at end of the period		$27,215	$100,192

Non-cash financing and investing activities[2]		$42,328	$44,137

[1]	Refer to Note 2.2. Restatement of Previously Issued Financial Statements

[2]	Non-cash investing and financing activities include acquisition of right-of-use assets $8,793 (for the nine months ended September 30, 2021: $948), invoices from suppliers financed via reverse factoring classified as Trade and other payables $3,427 (for the nine months ended September 30, 2021: $846) and invoices from suppliers financed via reverse factoring classified as Borrowings $30,108 (for the nine months ended September 30, 2021: $42,343).

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 1. General Company Information

Procaps Group S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg and its subsidiaries (“the Group”) primarily engages in developing, producing, and marketing pharmaceutical solutions. Further information about the Group’s business activities, reportable segments and key management personnel of the Group is included in Note 5. Revenue, Note 6. Segment reporting and Note 19. Key management personnel, respectively.

The Group’s principal subsidiaries as of September 30, 2022 and December 31, 2021, are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

		Ownership interests held by:
	Place of business/country	The Group		Non-controlling interests
Name of entity	of incorporation	2022	2021	2022	2021	Principal activities
Procaps S.A.	Colombia	100%	100%	—%	—%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
C.I. Procaps S.A.	Colombia	100%	100%	—%	—%
Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.)	El Salvador	100%	100%	—%	—%
Softcaps - Colbras	Brazil	100%	100%	—%	—%
Diabetrics Healthcare S.A.S.	Colombia	100%	100%	—%	—%	Diabetes solutions and chronic disease management tool.

There are no significant restrictions on the ability of the Group to access or use assets to settle liabilities.

The unaudited consolidated condensed interim financial statements of the Group for the three and nine months ended September 30, 2022 and 2021 comprise the Group and its interest in joint ventures, investments and operations.

The unaudited condensed consolidated interim financial statements are presented in USD (the Group’s presentation currency) and all amounts are rounded to the nearest thousands of USD, unless otherwise stated.

Reverse reorganization

On September 29, 2021, Crynssen Pharma Group Limited, a private limited liability company registered under the laws of Malta with company registration number C59671 and with registered office at Ground Floor, Palace Court, Church Street, St. Julians STJ 3049, merged with Union Acquisition Corp, a special purpose acquisition company (“SPAC’) domiciled in the Cayman Islands, and Procaps Group, S.A, the ultimate parent company after the merger and which ordinary shares are listed and traded under ‘PROC’ at the NASDAQ in New York City, NY, USA (the “Transaction”).

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Emerging Growth Company Status

The Group is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Group will remain an emerging growth company until the earliest of:

●	The last day of the first fiscal year (a) following the fifth anniversary of a public equity offering, (b) in which its annual gross revenue totals at least $1.07 billion or (c) when the Group is deemed to be a large, accelerated filer, which means the market value of the Group’s ordinary shares held by non-affiliates exceeds $700.0 million as of the prior June 30th; and

●	The date on which the Group has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Ongoing Military Operation in Ukraine and Related Sanctions

The ongoing military operation in Ukraine and the related sanctions targeted against the Russian Federation may have an impact on the European economies and globally. The Group does not have any significant direct exposure to Ukraine, Russia or Belarus considering there are not any existing operations or sales in those locations.

However, the impact on the general economic situation may require revisions of certain assumptions and estimates. This may lead to material adjustments to the carrying value of certain assets and liabilities including property plant and equipment, intangible assets, goodwill, warrant liabilities and shares held in escrow within the next financial year. At this stage, management is not able to reliably estimate the impact as events are unfolding day-by-day, but to date, the impact, if any, has not been significant.

The longer-term impact may also affect trading volumes, cash flows and our supply of critical components among our manufacturing facilities in El Salvador, Colombia, Brazil, and the U.S. Such disruptions could negatively affect our ability to provide critical components to affiliates or produce pharmaceutical products for customers, which could increase our costs, require capital expenditures, and harm our results of operations and financial condition.

Nevertheless, at the date of these financial statements, the Group continues to meet its obligations as they fall due and therefore, continues to apply the going concern basis of preparation.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Grupo Somar and Pearl Mexico Acquisition

On May 16, 2022, Procaps Group, S.A. entered into a Stock Purchase Agreement (the “SPA”) with AI Global Investments PCC Limited (Netherlands), a protected cell company limited by shares organized under the laws of the Island of Guernsey (“PCC”), acting for and on behalf of the Soar Cell, Triana Capital S.A. de C.V., a corporation organized under the laws of Mexico (“Triana”), AI Pearl (Netherlands) B.V., a private limited company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Pearl Holding Seller”), Perrigo Ireland 7 DAC, a company duly organized and validly existing under the laws of the Republic of Ireland (“Pearl Ireland”, and together with PCC, Triana and Pearl Holding Seller, each a “Seller” and collectively, the “Sellers”), AI Soar (Netherlands) BV, a (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Somar Holding Company”), Química y Farmacia S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“Quifa”), PDM Acondifarma S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“PDM”), Gelcaps Exportadora de México S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“Gelcaps”, and together with Quifa and PDM, “Pearl Mexico”) and Grupo Farmacéutico Somar S.A.P.I. de C.V., a Sociedad Anónima Promotora de Inversión de Capital Variable organized under the laws of Mexico (“Somar” and together with Somar Holding Company, “Grupo Somar”, and together with Pearl Mexico, the “Targets”).

Somar specializes in the production of generic and own-brand pharmaceutical products, sold mainly to the private sector, with most of its operations within Mexico. Pearl Mexico specializes in the production and sale of pharmaceutical products, organic chemicals, biological products and over the counter products, with most of its operations within Mexico.

Pursuant to the SPA, the Group will acquire all of the issued and outstanding capital stock of the Targets from the Sellers, in exchange for an estimated upfront consideration in the form of:

a.	An aggregate amount of cash in U.S. dollars equal to approximately $303.0 million, subject to customary adjustments for working capital, net debt and other items (the “Closing Cash Consideration Payment”), which will be allocated to each Seller in accordance with the percentages set forth in the SPA; and

b.	A vendor loan receivable in an aggregate amount in U.S. dollars equal to approximately $24.3 million (the “Stock Consideration Receivables” and together with the Closing Cash Consideration Payment, the “Closing Consideration Payments”), which will be allocated to Triana and PCC in accordance with the percentages set forth in the SPA.

On the closing (the “Closing”) of the transactions contemplated by the SPA (the “Acquisition”), the Group shall issue to PCC and Triana, pursuant to the terms of the SPA and those certain Stock Consideration Subscription Agreements to be entered into on or about the date of the Closing, between the Group and each of PCC and Triana (the “Stock Consideration Subscription Agreements”), approximately 3,081,730 ordinary shares of the Group, nominal value $0.01 per share (the “Ordinary Shares”), based on a price per Ordinary Share of $7.8878 (the volume-weighted average price per share, rounded to the nearest four decimal points, of Ordinary Shares quoted on the Nasdaq (as reported on Bloomberg L.P. under the function “VWAP”), for the period of 30 consecutive trading days ending on the trading day immediately prior to the date of the SPA) (the “Closing Stock Consideration Payment”), which shall be paid-up by each of PCC and Triana by way of set-off against the respective portions of the Stock Consideration Receivables held by PCC and Triana against the Group, in accordance with article 420-23 of the Luxembourg Law on Commercial Companies dated 10 August 1915, as amended.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Additionally, at the Closing, the Group shall pay the Sellers an aggregate amount of cash in U.S. dollars, as converted based on the exchange rate of MXN$20.5693 to US$1.00 (the “Applicable Exchange Rate”), equal to 70.0% of PCC’s good faith estimate of the valued added tax receivables of Pearl Mexico and its subsidiaries that have been reported to the tax authorities as a result of the filing of any value-added tax return on or prior to the date of the Closing (the “Filed VAT Receivables”), minus MXN$48,177,093, and subject to certain adjustments set forth in the SPA.

In addition to the upfront consideration paid or issued at the Closing, the Sellers have a right to receive a contingent payment in U.S. dollars, as converted based on the Applicable Exchange Rate, in the amount by which the gross profit of Targets and its subsidiaries for the fiscal year ended December 31, 2022 exceeds MXN$1,490,000,000, multiplied by 3.85, with a maximum amount payable of MXN$300,000,000.

The transaction, which has been approved by the board of directors of the Group and the Sellers, is expected to close in the fourth quarter of 2022, subject to the satisfaction or waiver of customary closing conditions at or prior to the closing of the transaction, including the receipt of all consents, approvals, orders and authorizations of any governmental authority required in connection with the execution or performance of the SPA, including any regulatory antitrust approvals.

Debt Commitment Letter

Concurrently with the execution of the SPA, the Group, as borrower, entered into a Commitment Letter with Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. (“Commitment Letter”) for a bridge loan of up to $485 million (the “Bridge Loan”), which will be guaranteed by each existing and future direct and indirect material subsidiary of the Group, and the Targets and each of their subsidiaries upon the Closing. The Bridge Loan will also be secured by a pledge from the Group of its shares in the Targets. The proceeds of the Bridge Loan will be used, together with the Group’s cash on hand, to finance the cash portion of the purchase price of the Acquisition (including related fees and expenses) and, in the event necessary, to prepay certain of the Group’s existing debt. The Bridge Loan will accrue interest at a rate of Term SOFR plus a spread between 5.00%-7.25%, determined according to the time the Bridge Loan has been outstanding and the credit rating of the Group, and will mature 12 months after the initial disbursement to the Group in connection with the Acquisition.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Pursuant to the terms of the Commitment Letter, while the Bridge Loan is outstanding, the Group, as the borrower, and the subsidiary guarantors, will be subject to customary affirmative, negative and financial covenants which will, among other things, (i) restrict, subject to certain exceptions, the Group’s ability to incur debt or grant liens; sell or transfer title to operating assets; pay dividends and distributions; engage in mergers and consolidations; guarantee, indemnify or assume the liabilities of third parties; change its fiscal year reporting; engage in certain transactions with affiliates; change its lines of business; or amend its organizational documents, and (ii) require the Group and the subsidiary guarantors to maintain a minimum interest coverage ratio of 3.0x EBITDA at all times, and a maximum leverage ratio of 4.25x to 4.75x EBITDA, according to the time the Bridge Loan has been outstanding, calculated on an annual basis. Additionally, the Bridge Loan may be prepaid by the Group or refinanced at any time, without penalty. The Group must prepay the Bridge Loan with, (i) subject to certain exceptions, all proceeds from asset sales or the occurrence of debt by the Borrower and its subsidiaries, and (ii) 75% of net cash proceeds from any issuances of equity or equity-like instruments by the Group.

Note 2. Basis of preparation and accounting

These unaudited consolidated condensed interim financial statements of the Group as of September 30, 2022 have been prepared on a going concern basis, and in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (“last annual financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Group’s Audit Committee on November 10, 2022.

Note 2.1. Going concern

Management has, at the time of approving the accompanying unaudited consolidated condensed interim financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thereby these unaudited consolidated condensed interim financial statements have been prepared on a ‘going concern’ basis.

As of September 30, 2022, the following matters have been considered by management in determining the reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

As of September 30, 2022, the Group retains a negative equity position of $10,513 while it improved significantly during the period (as of December 31, 2021: negative equity of $38,340). This improvement is related to the comprehensive income for the nine months ended September 30, 2022 of $27,827. The negative equity balance as of September 30, 2022 is primarily driven by the classification of the Holdco Ordinary Shares held in escrow as a financial liability and does not impact the Group’s future operations and there are no further obligations to the Group.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

For the nine months ended September 30, 2022, the Group recognized income of $32,106 (for the nine months ended September 30, 2021: a loss of $128,487). The Group generated $22,050 of cash in operating activities for the nine months ended September 30, 2022 (for the nine months ended September 30, 2021: $50,945) after changes in working capital. As of September 30, 2022, the Group reported positive working capital of $83,905 (as of December 31, 2021: $110,095).

As of September 30, 2022, the Group had cash of $27,215 (as of December 31, 2021: $72,112). Currently, the Group maintains financing lines, which, together with the expected internal generation of funds, will allow it to finance its growth and working capital needs.

Management has evaluated its capital position and its ability to continue its normal course of business for the foreseeable future and ability to meet its financial obligations for the next twelve months. The Group projects it will generate excess cash over its current financial obligations through its current cash position and operating cash generated. The excess cash will be available to meet the Group’s investment and capital expenditure objectives.

Note 2.2 Restatement of Previously Issued Financial Statements

Factoring and reverse factoring arrangements

Subsequent to the issuance of the Group’s Unaudited Condensed Consolidated Interim Financial Statements for the periods ended September 30, June 30 and March 31, 2021, the Group revisited the classification of factoring and reverse factoring arrangements previously classified as part of Trade and other payables, net. As a result, management has identified the following errors that were concluded to be material to the previously issued financial statements.

●	The Group’s factoring arrangements with recourse are treated as ’secured borrowing’ transactions since the Group has not transferred substantially all risks and rewards. A secured borrowing transaction is to be classified together with other borrowings. Previously, the Group classified certain factoring arrangements as Trade and other payables, net. Upon reassessing the facts and circumstances, the Group concluded that these should be reclassified to Borrowings (current). Based on this analysis of the factoring arrangements, the Group made the following adjustments to correct the errors identified:

–	As of September 30, 2021, the Group decreased Trade and other payables, net and increased Borrowings (current) by $5,885.

–	For the nine months ended September 30, 2021, the Group reclassified the cash flow impacts of the factoring arrangements from operating cash flows (net cash flow impact of $1,455), to Proceeds from borrowings (cash flow impact of $3,293) and to Payments on borrowings (cash flow impact of $1,838).

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

●	The Group’s reverse factoring arrangements have both characteristics of operating and financing. Under IFRS 9 there is no explicit guidance as to when to classify a reverse factoring arrangement as operating or financing debt. The assessment involves judgment and careful consideration of all relevant facts and circumstances per arrangements. Previously, the Group classified all reverse factoring arrangements as Trade and other payables, net. Upon reassessing the facts and circumstances, the Group concluded that some reverse factoring arrangements are more akin to financing arrangements due to the fact the Group pays interest which it normally does not to suppliers. Therefore, the Group has reclassified such arrangements from Trade and other payables, net to Borrowings (current). Based on this analysis of the reverse factoring arrangements, the Group made the following adjustments to correct the errors identified:

–	As of September 30, 2021, the Group decreased Trade and other payables, net and increased Borrowings (current) by $17,863.

–	For the nine months ended September 30, 2021, the Group reclassified the $33,703 cash flow impact related to the reverse factoring arrangements that possess financing characteristics from operating to financing cash flows.

Reverse reorganization

Subsequent to the issuance of the Group’s Unaudited Condensed Consolidated Interim Financial Statements for the periods ended September 30, June 30 and March 31, 2021, the Group revisited the appropriate accounting for the Transaction mentioned in Note 1. General Company Information. As a result, management has identified the following errors that were concluded to be material to the previously issued financial statements.

The Transaction would be appropriate to account for as a restructuring using book value accounting in Procaps Group, S.A. (“Holdco”) consolidated financial statements, on the basis that there has been no business combination between Crynssen Pharma Group Limited (“OpCo”) and Holdco. Shareholders’ equity of the Group prior to the Transaction is retrospectively adjusted as a capital restructuring for the equivalent number of shares received and on a pro rata basis for prior reporting periods, for purposes of calculating earnings per share. Retained earnings and relevant reserves of the Group are carried forward after the transaction. Simultaneously, on the effectiveness of the Transaction, September 29, 2021, the put option agreements were terminated in exchange for new equity instruments in Procaps Group SA. The fair value of the OpCo was estimated using a combination of a market and income approach under IFRS 13. The excess between the fair value of the shares and equity instruments issued and the net assets acquired is treated as an expense under IFRS 2 (the “listing expense”). Any difference to shareholders’ equity of the Group arising from the restructuring of share capital and equity instruments issued is recorded in equity under share premium. Based on these conclusions, the Group made the following adjustments to correct the errors identified:

–	For the nine months ended September 30, 2021, the Group increased the loss for the period by $73,917

–	As of September 30, 2021, the Group decreased total equity and increased total liabilities by $100,711.

–	For the nine months ended September 30, 2021, the Group reclassified the $6,599 cash flow impact related to the reverse reorganization from financing to operating activities.

The following tables reflect the impact of corrections discussed above, related to factoring, reverse factoring and reverse reorganization, to the specific financial statements line items presented in the Group´s previously reported unaudited consolidated interim financial statements, as “Restatement Adjustments”.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

I. Effect of the restatement

The restatement of the Consolidated Statement of Profit or Loss for the historical interim periods resulted in the following impacts:

	Unaudited Condensed Consolidated Interim Statement of Profit or Loss For the nine months ended September 30, 2021
Profit or loss, restated	As reported	Restatement Adjustments	As restated
Other expenses, net	(3,179)	(73,917)	(77,096)
(Loss)/Income before tax	(48,228)	(73,917)	(122,145)
(Loss)/Income for the period	(54,570)	(73,917)	(128,487)

The restatement of the Consolidated Statement of Changes in Equity for the historical interim periods resulted in the following impacts:

	Unaudited Condensed Consolidated Interim Statement of Changes in Equity For the nine months ended September 30, 2021
	As reported
	Issued Capital	Share premium	Accumulated deficit	Total	Total equity (deficit)
Loss for the period	—	—	(54,948)	(54,948)	(54,570)
Share redemption and issuance in business combination	(873)	201,304	148,638	349,069	349,069
Balance as of September 30, 2021	1,128	255,716	(233,268)	35,150	36,305

	Unaudited Condensed Consolidated Interim Statement of Changes in Equity For the nine months ended September 30, 2021
	Restatement Adjustments
	Issued Capital	Share premium	Accumulated deficit	Total	Total equity (deficit)
Loss for the period	—	—	(73,917)	(73,917)	(73,917)
Share redemption and issuance in business combination	873	(201,304)	(148,638)	(349,069)	(349,069)
Termination of put option agreements[1]	903	297,796		298,699	298,699
Subtotal	1,776	96,492	(222,555)	(124,287)	(124,287)
Capital restructuring of Crynssen Pharma Group Limited (at exchange ratio of 1:33.4448)[1]	(1,933)	1,933	—	—	—
Subtotal - restructured	(157)	98,425	(222,555)	(124,287)	(124,287)
Acquisition of Union Acquisition Corp. II1	202	174,738	—	174,940	174,940
Shares held in escrow[1]	(117)	(106,247)	—	(106,364)	(106,364)
Redemption of redeemable shares[1]	(45)	(44,955)	—	(45,000)	(45,000)
Balance as of September 30, 2021	(117)	121,961	(222,555)	(100,711)	(100,711)

	Unaudited Condensed Consolidated Interim Statement of Changes in Equity For the nine months ended September 30, 2021
	As restated
	Issued Capital	Share premium	Accumulated deficit	Total	Total equity (deficit)
Loss for the period	—	—	(128,865)	(128,865)	(128,487)
Termination of put option agreements[1]	903	297,796	—	298,699	298,699
Subtotal	2,904	352,208	(455,823)	(89,137)	(87,982)
Capital restructuring of Crynssen Pharma Group Limited (at exchange ratio of 1:33.4448)[1]	(1,933)	1,933	—	—	—
Subtotal - restructured	971	354,141	(455,823)	(89,137)	(87,982)
Acquisition of Union Acquisition Corp. II1	202	174,738	—	174,940	174,940
Shares held in escrow[1]	(117)	(106,247)	—	(106,364)	(106,364)
Redemption of redeemable shares[1]	(45)	(44,955)	—	(45,000)	(45,000)
Balance as of September 30, 2021	1,011	377,677	(455,823)	(65,561)	(64,406)

[1]	For further details, refer to Note 23.1 in the Group’s consolidated financial statements for the year ending December 31, 2021.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

The restatement of the Consolidated Statement of Financial Position for the historical interim periods resulted in the following impacts:

	Unaudited Condensed Consolidated Interim Statement of Financial Position As of September 30, 2021
		Restatement Adjustments
Balance Sheet, restated	As reported	Factoring and reverse factoring	Reverse reorganization	As restated
Non-Current liabilities
Warrant liabilities	33,950		(4,987)	28,963
Shares held in escrow	—		105,698	105,698
Total non-current liabilities	151,696	—	100,711	252,407
Current liabilities
Borrowings	116,713	23,748		140,461
Trade and other payables, net	132,462	(23,748)		108,714
Total current liabilities	276,747	—	—	276,747

The restatement of the Cash Flow Statement for the historical interim periods resulted in the following impacts:

	Unaudited Condensed Consolidated Interim Statement of Cash Flows
	For the nine month period ending September 30, 2021
		Restatement Adjustments
	As reported	Factoring and reverse factoring[1]	Reverse reorganization	As restated
Operating activities
Loss for the period	(54,570)		(73,917)	(128,487)
Adjustments to reconcile net loss with net cash from operating activities:
IFRS 2 Share-based payment expense (listing expense)	—	—	73,917	73,917
(Increase)/decrease in operating assets and liabilities:
Trade and other payables	(10,975)	34,410	—	23,435
Other liabilities	13,710	—	6,599	20,309
Interest paid	—	(1,373)	—	(1,373)
Cash flow provided by (used in) operating activities	11,309	33,037	6,599	50,945

Financing activities:
Proceeds from borrowings	122,042	3,293	—	125,335
Payments on borrowings	(80,101)	(35,541)	—	(115,642)
Interest paid on borrowings	(9,527)	(789)	—	(10,316)
Redeemed shares	—	—	(45,000)	(45,000)
Cash obtained from acquisition	91,585	—	38,401	129,986
Cash Flow generated from (used in) financing activities	116,068	(33,037)	(6,599)	76,432

[1]	The restatement adjustment related to Trade and other payables consists of errors related to reverse factoring of $33,703, factoring of $(1,455), interest paid on reverse factoring of $789 and interest paid on lease liabilities of $1,373.

Note 3. Summary of significant accounting policies

Note 3.1. Change in accounting policy

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2021. The policy for recognizing and measuring income taxes in the interim periods is consistent with that applied in the previous interim period and is described in Note 9. Income tax.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 3.2. New and amended IFRS Standards that are effective for the current period

The Group adopted the following accounting standard amendments from January 1, 2022. The evaluation performed by management determined that these amendments did not result in a significant impact in relation to the Group as of September 30, 2022

Reference to the Conceptual Framework – Amendments to IFRS 3 - Effective January 1, 2022

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

No business combinations were consummated for the nine months ended September 30, 2022 and therefore, this amendment has not impacted the Group.

Onerous Contracts – Cost of Fulfilling a Contract - Amendments to IAS 37 - Effective January 1, 2022

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

Due to the nature of contractual arrangements with customers, this amendment has not impacted the Group.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) - Effective January 1, 2022

The amendment to IAS 16 Property, Plant and Equipment (“PP&E”) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The Group did not sell any items produced by PP&E while the entity was preparing such asset for its intended use and therefore, this amendment has not impacted the Group.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Annual Improvements to IFRS Standards 2018-2020 - Effective January 1, 2022

The following improvements were finalized in May 2020:

IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for the derecognition of financial liabilities. No significant financial instruments were modified during the nine months ended September 30, 2022 and therefore, this improvement has not impacted the Group.

IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements in order to remove any confusion about the treatment of lease incentives. No payments were received from lessors related to leasehold improvements during the nine months ended September 30, 2022 and therefore, this amendment has not impacted the Group.

Note 3.3. Recent accounting pronouncements not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the nine months ended September 30, 2022 and have not been early adopted by the Group. As of the issue date of these unaudited condensed consolidated interim financial statements, the following new and revised IFRS standards have been issued, which will impact the Group’s unaudited financial statements upon adoption, but are not yet effective:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - Effective January 1, 2023

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

The amendments also clarify what IAS 1 means when it refers to the ’settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Group is in the process of performing its assessment of the impacts of the new standard and anticipate a change in the classification of warrants and shares held in escrow upon adoption from non-current to current liabilities. However, early adoption was not elected.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) - Effective January 1, 2024

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. The Group is in the process of performing its assessment of the impacts of the new standard. However, early adoption was not elected.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 4. Critical accounting judgements and key sources of estimation uncertainty

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments, estimates and assumptions about the carrying amounts of the assets and liabilities that are not readily observable in other sources. The estimates and underlying assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s consolidated financial statements as at and for the year ended December 31, 2021.

Note 5. Revenue

The Group recognizes its revenues from the transfer of goods and services to the fulfillment of its performance obligations. The Group’s revenue for the three and nine months ended September 30, 2022 includes $2,585 and $11,433, respectively, (for the three and nine months ended September 30, 2021: $1,048 and $2,158, respectively) in revenue recognized from intellectual property licensing and dossier generation.

Disaggregation of revenue from contracts with customers

Revenue from contracts with customers is disaggregated by primary geographical market and major products (refer to Note 6. Segment reporting) and by timing of revenue recognition in the table below.

	Reportable segments
For the three months ended September 30 2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	68,373	38,020	23,564	22,311	6,770	159,038
Inter-segment revenue	(31,939)	(1,179)	(9,122)	(4,599)	(1,796)	(48,635)
Revenue from contracts with customers	36,434	36,841	14,442	17,712	4,974	110,403

Timing of revenue recognition
Goods transferred at a point in time	33,754	36,911	14,442	17,737	4,974	107,818
Services transferred over time	2,680	(70)	—	(25)	—	2,585
Total revenue from contracts with customers	$36,434	$36,841	$14,442	$17,712	$4,974	$110,403

	Reportable segments
For the three months ended September 30 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	65,835	41,281	19,949	16,790	10,086	153,941
Inter-segment revenue	(34,401)	(408)	(5,830)	(3,640)	(2,833)	(47,112)
Revenue from contracts with customers	31,434	40,873	14,119	13,150	7,253	106,829

Timing of revenue recognition
Goods transferred at a point in time	30,386	40,873	14,119	13,150	7,253	105,781
Services transferred over time	1,048	—	—	—	—	1,048
Total revenue from contracts with customers	$31,434	$40,873	$14,119	$13,150	$7,253	$106,829

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	Reportable segments
For the nine months ended September 30, 2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	191,411	110,822	61,086	61,502	26,507	451,328
Inter-segment revenue	(96,717)	(2,528)	(18,539)	(14,128)	(10,963)	(142,875)
Revenue from contracts with customers	94,694	108,294	42,547	47,374	15,544	308,453

Timing of revenue recognition
Goods transferred at a point in time	87,285	106,956	40,288	46,947	15,544	297,020
Services transferred over time	7,409	1,338	2,259	427	—	11,433
Total revenue from contracts with customers	$94,694	$108,294	$42,547	$47,374	$15,544	$308,453

	Reportable segments
For the nine months ended September 30, 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	170,997	110,450	42,547	48,032	31,211	403,237
Inter-segment revenue	(87,097)	(992)	(11,371)	(9,750)	(10,821)	(120,031)
Revenue from contracts with customers	83,900	109,458	31,176	38,282	20,390	283,206

Timing of revenue recognition
Goods transferred at a point in time	81,742	109,458	31,176	38,282	20,390	281,048
Services transferred over time	2,158	—	—	—	—	2,158
Total revenue from contracts with customers	$83,900	$109,458	$31,176	$38,282	$20,390	$283,206

Revenue recognized from goods transferred at a point in time include revenues related to “sales of goods” and “sales of trademarks and sanitary provisions”. Revenue recognized from services transferred over time include revenues related to “intellectual property licensing” and “dossier generation”. Revenues, other than sales of goods, are not material to the group.

Note 6. Segment reporting

Segment information is presented at a combination of geographical segments and business units, consistent with the information that is available and evaluated regularly by the chief operating decision maker.

The Group operates its business through five segments which are its reportable segments for financial reporting purposes: Procaps Colombia, Central America North (“CAN”), Central America South and North Andes (“CASAND”), NextGel and Diabetrics. Segment management, the respective Vice Presidents, are responsible for managing performance, underlying risks and operations. Management uses a broad set of performance indicators to measure segment performance and to make decisions around resource allocation.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

	NextGel			Procaps Colombia			CAN			CASAND
For the three months ended September 30, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	68,373	(31,939)	36,434	38,020	(1,179)	36,841	23,564	(9,122)	14,442	22,311	(4,599)	17,712
Contribution margin [1]	16,605	(644)	15,961	12,605	1	12,606	5,051	(1,854)	3,197	3,523	4,535	8,058

	Diabetrics			Corporate			Total
For the three months ended September 30, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	6,770	(1,796)	4,974	—	—	—	159,038	(48,635)	110,403
Contribution margin [1]	1,834	23	1,857	(2,666)	2,670	4	36,952	4,731	41,683
Administrative expenses	—	—	—	24,337	—	24,337	24,337	—	24,337
Finance expenses	—	—	—	(22,748)	—	(22,748)	(22,748)	—	(22,748)
Other expenses	—	—	—	9,706	—	9,706	9,706	—	9,706
Income (loss) before tax							25,657	4,731	30,388

	NextGel			Procaps Colombia			CAN			CASAND
For the three months ended September 30, 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	65,834	(34,400)	31,434	41,281	(408)	40,873	19,949	(5,830)	14,119	16,790	(3,640)	13,150
Contribution margin [1]	17,054	(2,105)	14,949	12,399	(116)	12,283	5,180	203	5,383	1,639	3,240	4,879

	Diabetrics			Corporate			Total
For the three months ended September 30, 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	10,086	(2,833)	7,253	—	—	—	153,940	(47,111)	106,829
Contribution margin [1]	1,926	11	1,937	(238)	218	(20)	37,960	1,451	39,411
Administrative expenses	—	—	—	21,011	—	21,011	21,011	—	21,011
Finance expenses	—	—	—	50,651	—	50,651	50,651	—	50,651
Other expenses	—	—	—	75,024	—	75,024	75,024	—	75,024
Income (loss) before tax							(108,726)	1,450	(107,275)

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	NextGel			Procaps Colombia			CAN			CASAND
For the nine months ended September 30, 2022	Total	Inter-segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	191,411	(96,717)	94,694	110,822	(2,528)	108,294	61,086	(18,539)	42,547	61,502	(14,128)	47,374
Contribution margin [1]	52,380	(8,715)	43,665	37,310	156	37,466	14,096	(2,505)	11,591	9,560	10,345	19,905

	Diabetrics			Corporate			Total
For the nine months ended September 30, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	26,507	(10,963)	15,544	—	—	—	451,328	(142,875)	308,453
Contribution margin [1]	3,266	(70)	3,196	(729)	523	(206)	115,883	(266)	115,617
Administrative expenses	—	—	—	77,737	—	77,737	77,737	—	77,737
Finance expenses	—	—	—	(18,539)	—	(18,539)	(18,539)	—	(18,539)
Other expenses	—	—	—	13,209	—	13,209	13,209	—	13,209
Income (loss) before tax							43,476	(266)	43,210

	NextGel			Procaps Colombia			CAN			CASAND
For the nine months ended September 30, 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	170,997	(87,097)	83,900	110,450	(992)	109,458	42,547	(11,371)	31,176	48,032	(9,750)	38,282
Contribution margin [1]	43,824	(5,996)	37,828	33,690	26	33,716	8,681	1,182	9,863	5,378	8,483	13,861

	Diabetrics			Corporate			Total
For the nine months ended September 30, 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	31,211	(10,821)	20,390	—	—	—	403,237	(120,031)	283,206
Contribution margin [1]	4,472	—	4,472	(7,201)	6,324	(877)	88,844	10,019	98,863
Administrative expenses	—	—	—	64,670	—	64,670	64,670	—	64,670
Finance expenses	—	—	—	79,242	—	79,242	79,242	—	79,242
Other expenses	—	—	—	77,096	—	77,096	77,096	—	77,096
Income (loss) before tax							(132,164)	10,019	(122,145)

[1]	Contribution margin is determined by subtracting sales and marketing expenses from gross profit. The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Major customer

The Group does not have revenue from a single customer comprising more than ten percent of its consolidated revenue.

Geographical information

In presenting information based on geographical segments, segment revenue is based on the geographical location of the customers.

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
South America	73,514	73,221	206,670	200,737
Central America	22,101	19,709	64,647	45,843
North America	11,870	12,125	29,174	30,126
Europe	2,918	1,774	7,962	6,500
Total	$110,403	$106,829	$308,453	$283,206

Seasonality of operations

The Group has been subject to normal seasonal fluctuations that generate less income during the first half of the year. In general, there are no significant variations on sales to customers throughout the year.

Note 7. Finance income/(expense), net

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
Banking expenses	(187)	(192)	(561)	(719)
Bank fees	(161)	(277)	(572)	(1,075)
Other financial expenses[1]	(353)	(131)	(782)	(505)
Net fair value gain of warrant liabilities[2]	1,151	—	1,787	—
Net fair value gain of shares held in escrow[2]	28,583	—	36,315	—
Interest expense[3]	(6,285)	(50,051)	(17,648)	(76,943)
Total	$22,748	$(50,651)	$18,539	$(79,242)

[1]	For the three and nine months ended September 30, 2022, interest on lease liabilities amounted to $353 and $782, respectively (for the three and nine months ended September 30, 2021: $131 and $505, respectively).

[2]	Refer to Note 16. Warrant liabilities, Note 17. Shares in escrow and Note 18. Financial instruments for further information related to net fair value gains for the nine months ended September 30, 2022.

[3]	Decrease of interest expense is mainly related to the termination of the put option agreements on the effectiveness of the Transaction on September 29, 2021 (see Note 1. General Company Information). For the three and nine months ended September 30, 2021, interest on put options amounted to $8,082 and $23,506, respectively. Additionally, an extinguishment loss of $35,920 was recognized on the effectiveness of the Transaction, reflecting the re-negotiated commencement date for the annual return of the obligation under the Put Option Agreement with Hoche. For the three and nine months ended September 30, 2022, interest expense includes only interest over borrowings.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

Note 8. Other expense, net

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
Currency exchange rate differences[1]	(9,000)	(588)	(12,188)	(2,337)
Economic emergency contribution expenses	(322)	(308)	(1,002)	(859)
Fines, surcharges, penalties and taxes assumed	(131)	(177)	(226)	(352)
Donations	(100)	(108)	(273)	(323)
Listing expense[2] (as restated)	—	(73,917)	—	(73,917)
Other	(153)	74	480	692
Total	$(9,706)	$(75,024)	$(13,209)	$(77,096)

[1]	The increase in currency exchange rate differences expense for the three and nine months ended September 30, 2022 and 2021 is mainly related to an increase of 11% and 15%, respectively, in the Colombian Pesos/USD exchange rate for the period and the Group’s Colombian entities’ liability position towards USD.

[2]	Corresponds to the difference between the fair value of the net assets received through the SPAC and the value of the equity interest issued, adjusted by dilutive effect of shares held in escrow at a weighted average fair value per share. Refer to Note 2.2. Restatement of Previously Issued Financial Statements for further information.

Note 9. Income tax

Income tax recognized through profit or loss

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the condensed consolidated interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated income/(loss) before tax for the three and nine months ended September 30, 2022 amounts to $30,388 and $43,210, respectively (for the three and nine months ended September 30, 2021: $(107,275) and $(122,145), respectively). The income tax expense for the three and nine months ended September 30, 2022 was $7,808 and $11,104, respectively (for the three and nine months ended September 30, 2021: $3,566 and $6,342, respectively). The Group’s consolidated effective tax rate with respect to continuing operations for the nine months ended September 30, 2022 was 25.7% (for the nine months ended September 30, 2021: 5.2%) The change in the consolidated effective tax rate was mainly caused by the following factors: tax base increase according to modifications in the composition of annual profit (loss) projections within different entities of the Group with different jurisdictions, increase in Colombian tax rate and impacts of the reverse reorganization on the prior period tax rate.

The tax rate used for the three and nine months ended September 30, 2022 represents the tax rate of 35% (for the three and nine months ended September 30, 2021: 31%) on the taxable income payable by the most representative entities of the Group in Colombia, in accordance with the tax laws of said jurisdiction. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdiction.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

Note 10. Intangible assets

Cost	Total
Balance as of January 1, 2021	$48,622
Additions	1,599
Additions from internal developments	4,299
Foreign currency exchange	(2,789)
Balance as of September 30, 2021	$51,731

Balance as of January 1, 2022	$53,926
Additions	1,396
Additions from internal developments	6,361
Foreign currency exchange	(5,785)
Balance as of September 30, 2022	$55,898

Accumulated amortization	Total
Balance as of January 1, 2021	$21,038
Amortization expense	5,892
Foreign currency exchange	47
Balance as of September 30, 2021	$26,977

Balance as of January 1, 2022	$23,755
Amortization expense	3,365
Foreign currency exchange	(2,500)
Balance as of September 30, 2022	$24,620

As of September 30, 2021
Net book value	$24,754
As of September 30, 2022
Net book value	$31,278

For the three and nine months ended September 30, 2022 and 2021, amortization expenses were recognized within the Statement of Profit or Loss as administrative expenses.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

Note 11. Property, plant and equipment, net

Cost	Total
Balance as of January 1, 2021	$115,291
Additions	10,933
Disposals	(1,273)
Effect of exchange differences in foreign currency	(8,783)
Reclassifications	611
Balance as of September 30, 2021	$116,779

Balance as of January 1, 2022	$116,654
Additions	15,293
Disposals	(4,147)
Effect of exchange differences in foreign currency	(10,608)
Reclassifications	(439)
Balance as of September 30, 2022	$116,753

Accumulated depreciation	Total
Balance as of January 1, 2021	$44,956
Disposals	(537)
Depreciation expense	4,184
Effect of exchange differences in foreign currency	(3,083)
Balance as of September 30, 2021	$45,520

Balance as of January 1, 2022	$44,016
Disposals	(1,997)
Depreciation expense	4,481
Effect of exchange differences in foreign currency	(3,875)
Balance as of September 30, 2022	$42,625

As of September 30, 2021
Net book value	$71,259
As of September 30, 2022
Net book value	$74,128

For the nine months ended September 30, 2022, $3,207 was recognized as cost of goods sold (for the nine months ended September 30, 2021: $2,894) and $1,274 (for the nine months ended September 30, 2021: $1,290) was recognized as administrative expense.

Financial Commitments

As of September 30, 2022, the Group has commitments to acquire capital expenditures for $8,183 (as of September 30, 2021: $3,645).

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

Note 12. Inventories, net

	As of September 30, 2022	As of December 31, 2021
Raw materials and supplies	$39,402	$38,024
Products in process	8,515	6,240
Finished products and merchandise	46,800	31,791
Inventory in transit	10,545	9,645
Subtotal	$105,262	$85,700
Less: Provision	(4,901)	(6,270)
Total	$100,361	$79,430

Inventories recognized as cost of goods sold for the nine months ended September 30, 2022 amounted to $121,139 (for the nine months ended September 30, 2021: $123,152). Inventories used as samples for the nine months ended September 30, 2022 amounted to $5,382 (for the nine months ended September 30, 2021: $3,681), were recognized as marketing expenses.

Write-downs of inventories to net realizable value and obsolescence adjustments for the nine months ended September 30, 2022 amounted to $2,475 (for the nine months ended September 30, 2021: $3,263), were recognized as a provision expense.

Note 13. Trade and other receivables, net

	As of September 30, 2022	As of December 31, 2021
Trade receivables, net of discounts [1]	$122,175	$111,071
Impairment of trade and other receivables	(11,184)	(8,755)
Other receivables	18,293	15,133
Trade receivables, net of discounts and impairment	$129,284	$117,449

[1]	Discount and return provision amounts to $8,501 (as of December 31, 2021: $7,345).

Refer to Note 18. Financial instruments for the Group’s disclosures on credit risk management and expected credit losses.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

Note 14. Borrowings

	As of September 30, 2022	As of December 31, 2021
Unsecured borrowings at amortized cost
Syndicated term loan (1)	$40,429	$46,505
Other term loan (2)	61,231	51,593
Lease liabilities (3)	34,662	31,747
Factoring obligations (4)	3,595	10,609
Bank overdrafts (5)	662	55
Notes (6)	113,278	112,857
Total Interest bearing liabilities	$253,857	$253,366

Current	83,039	74,646
Non- Current	$170,818	178,720

Refer to Note 7. Finance income/(expense), net for the accrual of interest for the three and nine months ended September 30, 2022 and 2021.

1. Syndicated term loan

	Currency	Range of Interest	Maturity Year	As of September 30, 2022	As of December 31, 2021
Syndicated term loan	COP	IBR+ 5.3% (Variable)	2023-2025	$41,030	$39,521
Syndicated term loan	USD	Libor+ 4.8% (Variable)	2025	$—	$7,850
Amortized cost	COP	N/A	2025	$(601)	$(866)
Total Syndicated term loan				$40,429	$46,505

Main covenants required by the loan contract:

Financial commitments

●	Indebtedness Indicator (Indebtedness/EBITDA) as of June 30 and December 31 of each year, during the loan term, must be less than or equal to 3.5 times. If the indicator is greater than 3.0 and less than 3.5, it proceeds to the extent that this value is originated by causes other than additional debt and the justification of the increase must be presented to the agent.

●	Short-term leverage ratio < 1.0 on the last day of each semester.

●	EBITDA ratio / financial expenses = or > 3.0 on the last day of each semester.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

Other commitments

●	The syndicated credit agreement establishes that each of the jointly obligated parties, unless they have the express, prior and written authorization of the Agent, will refrain from incurring any type of financial debt when the proforma indebtedness indicator, once acquired the additional financial debt, is greater than 3.0 times and maintaining any type of financial debt when the pro forma indebtedness indicator, once the national debt is acquired, is greater than 3.5 times.

●	Each of the joint obligated parties, except with express, prior and written authorization of the Agent to do otherwise, will refrain from contracting finance and/or operating lease obligations with purchase option with a joint balance payable greater than $85,000,000 (Eighty-Five Billion Pesos, local currency) or its equivalent in another currency. For purposes of clarity, the reclassification of obligations as financial lease obligations by application of the Accounting Standards will not consume the balance set forth herein and may not be renewed.

●	The payment of dividends is restricted to anyone other than the jointly obligated parties.

The syndicated loan agreement establishes that, in the event of breach of covenants by the debtor, the lenders shall be entitled to declare early maturity of the debts.

Management continuously monitors the observation of these obligations and complied as of the date of these financial statements.

2. Other term loan

	Currency	Range of Interest	Maturity Year	As of September 30, 2022	As of December 31, 2021
Other term loan	COP	IBR+ 5.0%, DTF+ 3%, 12.11%-18%	2022-2026	$9,867	$9,442
	COP	IBR+1.40%-6.98%	2022-2025	$19,630	$17,552
	COP	3.93%-7.44% (Fixed)	2022-2023	$2,010	$—
	SOL	1.1% - 12.94% (Fixed)	2022-2024	$4,465	$5,953
	Reales	9.84% - 18% (Fixed)	2023-2024	$2,764	$1,762
	USD	SOFR+ (4.80%-5.80%)	2023	$4,453	$739
	USD	4.04%-7.14%	2022-2025	$18,042	$16,145
Total Other term loans				$61,231	$51,593

On June 28, 2022, Procaps, S.A. entered into a credit agreement with BTG to borrow $8,672. The covenants required by the loan contract are:

●	Procaps, S.A.’s consolidated Indebtedness Indicator (Indebtedness / EBITDA) should not be greater than 3.5x.

●	Procaps, S.A.’s consolidated EBITDA/Finance expense should not be less than 3x.

Management continuously monitors the observation of these obligations and was in compliance as of the date of these financial statements.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

3. Lease liabilities

	Currency	Range of Interest	Maturity Year	As of September 30, 2022	As of December 31, 2021
Lease liabilities	COP	DTF + (6.5% - 10,11%) T.A., IBR+ (3.82-7.5%)	2022-2030	$8,895	$10,334
	COP	DTF + (5.50%-10.06%) T.A.	2022-2025	$5,287	$6,662
	USD	0.70%-21.48%, IBR+4.10%	2022-2032	$16,537	$9,374
	COP	1.91%-9.58%, IBR+4.68%	2022-2026	$3,912	$5,315
	Reales	14.64% - 15.48%	2023	$31	$62
Total Lease Liabilities				$34,662	$31,747

4. Factoring obligations

	Currency	Range of Interest	Maturity Year	As of September 30, 2022	As of December 31, 2021
Portfolio factoring	COP	DTF+8%	2022	$1,707	$1,383
	COP	15.0% - 21.0% N.A.(Fixed)	2022	$1,888	$6,390
	USD	Libor+7%	2022	$—	$2,836
Total Factoring				$3,595	$10,609

5. Bank overdraft

	Currency	Range of Interest	Maturity Year	As of September 30, 2022	As of December 31, 2021
Overdrafts and credit cards	COP	19.68% - 32% E.A. (Fixed)	2022	$662	$55

6. Notes

The Senior Notes require Procaps, S.A. and the other obligors thereunder to comply with the following financial ratios:

●	A consolidated total debt of Procaps, S.A. and the other obligors thereunder to consolidated EBITDA for the last twelve months of 3.50:1.00 or less, measured at certain dates of determination and;

●	An EBITDA interest coverage ratio (calculated as the consolidated EBITDA for the last twelve months of Procaps, S.A. and the other obligors thereunder divided by the consolidated interest expenses of Procaps, S.A. and the other obligors thereunder) in excess of, or equal to, 3.00:1.00, calculated at certain dates of determination.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

Complying with the Note Purchase Agreement protocols and as a result of the more favorable provisions of the Syndicated Existing Credit Facility, the Group gave notice on April 7, 2022 that specific provisions related to reporting covenants, affirmative covenants, negative covenants, events of default, and mandatory prepayment events, as set forth in the Syndicated Existing Credit Facility Agreement, shall apply to the Senior Notes.

As of September 30, 2022, Procaps, S.A. was in compliance with all of the financial covenants related to the Notes, and management expects that Procaps, S.A. will be able to maintain compliance with the financial covenants in the future.

The Senior Notes are classified as long-term debt on the Group’s unaudited consolidated condensed interim balance sheets and will be classified as such until the Senior Notes are within one year of maturity.

	Currency	Range of Interest	Maturity Year	As of September 30, 2022	As of December 31, 2021
The Prudential Insurance Company Of America	USD	4.75% (Fixed)	2031	$59,122	$58,906
Prudential Annuities Life Assurance Corporation	USD	4.75% (Fixed)	2031	$29,531	$29,423
Healthspring Life & Health Insurance Company, Inc	USD	4.75% (Fixed)	2031	$18,075	$18,007
CIGNA Health and Life Insurance Company	USD	4.75% (Fixed)	2031	$6,550	$6,521
Total Senior Notes				$113,278	$112,857

7. Bridge Loan

As of September 30, 2022, the Group has not drawn down funds from the Bridge Loan. Refer to Note 1. General Company Information for more information on the Bridge Loan.

Note 15. Provisions and contingencies

	2022	2021
Contingencies
Balance as of January 1	$501	$1,829
Effect of changes in foreign exchange rates	9	(166)
Provisions made	9	1,182
Provisions used	(408)	(1,182)
Balance as of September 30	$111	$1,663

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

The Group recognizes provisions for contingencies that are probable of requiring an outflow of resources due to adverse effects. The Group recognized the estimated probable losses against the company for labor, administrative and tax litigation, which are calculated based on the best estimate of the disbursement required to cancel the obligation. Such contingencies are disclosed with possible adverse effects for the entity, as follows:

Legal provisions

Softcaps legal proceedings - The total balance of $68 (as of September 30, 2021: $607 ) is comprised of $38 (as of September 30, 2021: $80 ) for labor litigation, $30 ( as of September 30, 2021: $173 ) for administrative and civil litigation. As of September 30, 2021, balance for tax litigation amounted to $354, there are no tax litigation provisions recognized as of September 30, 2022.

Procaps legal proceedings – The total balance of $43 (as of September 30, 2021: $737) is for labor litigation.

Note 16. Warrant liabilities

	As of September 30, 2022	As of December 31, 2021
Public warrants	17,000	16,000
Private warrants[1]	4,325	7,112
	$21,325	$23,112

[1]	Private warrants include 2,875,000 held by the former SPAC sponsors deposited in an escrow account.

Note 16.1. Public warrants

	2022	2021
As of January 1	$16,000	$—
Acquired public warrants	—	21,600
Fair value remeasurement	1,000	(5,600)
Balance as of September 30	$17,000	$16,000

The fair value of the Public Warrants increased for the nine months ended September 30, 2022 by $1,000 (decreased for the year ended December 31, 2021: $5,600). Refer to Note 7. Finance income/(expense), net.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

Note 16.2. Private warrants

	2022	2021
As of January 1	$7,112	$—
Acquired private warrants	—	7,363
Fair value remeasurement	(2,787)	(251)
Balance as of September 30	$4,325	$7,112

The fair value of the Private Warrants decreased for the nine months ended September 30, 2022 by $2,787 (for the year ended December 31, 2021: $251). Refer to Note 7. Finance income/(expense), net.

Note 17. Shares in escrow

	2022	2021
As of January 1	$101,859	$—
Escrowed shares	—	106,364
Fair value remeasurement	(36,316)	(4,505)
Balance as of September 30	$65,543	$101,859

The fair value of the Shares in escrow decreased for the nine months ended September 30, 2022 by $36,316 (for the year ended December 31, 2021: $4,505). Refer to Note 7. Finance income/(expense), net.

Note 18. Financial instruments

18.1 Accounting classification and fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

●	Level 2: inputs are observable either directly (e.g. as prices) or indirectly (e.g. derived from prices).

●	Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data.

The following table shows the carrying amounts of financial assets and financial liabilities. The amortized cost basis of the financial assets and liabilities not measured at fair value approximates their fair value.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

	As of September 30, 2022		As of December 31, 2021
	FVTPL[1]	Amortized cost[2]	FVTPL[1]	Amortized cost[2]
Financial assets not measured at fair value
Trade and other receivables, net	—	129,284	—	117,449
Amounts owed by related parties	—	2,698	—	1,147
Cash	—	27,215	—	72,112
Other financial assets	—	220	—	256
Total financial assets not measured at fair value	$—	$159,417	$—	$190,964

Financial liabilities measured at fair value
Warrant liabilities	21,325	—	23,112	—
Shares held in escrow	65,543	—	101,859	—
Total financial liabilities measured at fair value	86,868	—	124,971	—
Financial liabilities not measured at fair value
Borrowings	—	253,857	—	253,365
Trade and other payables, net	—	95,272	—	85,381
Amounts owed to related parties	—	3,523	—	8,450
Total financial liabilities not measured at fair value	$—	$352,652	$—	$347,196

[1]	The fair value of the exhibited figures as of September 30, 2022 is comprised of $17,000 level 1 (as of December 31, 2021: 16,000) and $69,868 level 3 (as of December 31, 2021: 108,971).

[2]	The fair value of the exhibited figures is similar to their amortized cost as of September 30, 2022 and December 31, 2021, respectively.

18.2 Measurement of fair values

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation Technique	Significant unobservable input	Inter-relationship between significant unobservable input and fair value measurement
Warrants	The fair value of the Private Warrants is estimated using the Black-Scholes option pricing formula for European calls, since the underlying stock is not expected to pay dividends over the term of the Warrants.	Volatility	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).
Shares held in escrow	The fair value of the shares to be delivered is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

18.3 Financial risk management

The Group has exposure to the following risks arising from financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk, including currency and interest rate risk

18.3.1. Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of impairment losses. None of the receivable balances as of September 30, 2022 and December 31, 2021 constitutes a significant concentration of credit risk. There are no other single customers representing more than 10% of total gross trade receivables as of September 30, 2022 and December 31, 2021.

Expected credit losses

The average credit period on the sale of medicines is 60 to 120 days. In some cases, depending on market conditions and strategy, longer payment periods are granted. No interest surcharge is made on commercial accounts receivable.

The Group has recognized a provision for doubtful accounts. The Group evaluates the impairment of its accounts receivable for the expected credit loss model, where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure, by the application of the ’simplified method’ for trade receivables without a significant financing component. The assessment of the probability of default and the loss due to default is mainly based on historical data and adjust historical loss rates to reflect information about current conditions and reasonable and supportable forecasts of future economic conditions.

September 30, 2022	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.47%	2.21%	4.09%	7.41%	7.78%	82.70%	14.04%
Gross carrying amount	118,417	11,361	4,277	2,091	1,002	26,282	163,430
Impairment loss allowance	(552)	(251)	(175)	(155)	(78)	(21,736)	(22,947)
	$117,865	$11,110	$4,102	$1,936	$924	$4,546	$140,483

December 31, 2021	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.60%	2.11%	2.35%	3.38%	3.26%	67.43%	14.67%
Gross carrying amount	98,776	11,265	3,147	1,981	1,843	30,578	147,590
Impairment loss allowance	(591)	(238)	(74)	(67)	(60)	(20,620)	(21,650)
	$98,185	$11,027	$3,073	$1,914	$1,783	$9,958	$125,940

As of September 30, 2022 no impairment losses were recognized for balances in connection with related parties. However, as of September 30, 2022 and December 31, 2021, an allowance is maintained for open balances referred to goods sold to Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceuticals, due to the critical political and social situation that the location country of precedence is experiencing.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States Dollars, unless otherwise stated)

Note 19. Key management personnel

Transactions with directors and executive board management members

Total management compensation included in the unaudited consolidated condensed interim statement of profit or loss are as follows:

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
Short-term employee benefits	647	583	1,781	1,592
Consulting fees	678	834	2,417	1,971
	$1,325	$1,417	$4,198	$3,563

Note 20. Events after the reporting period

Management has considered subsequent events through the date these consolidated financial statements were issued and identified the following events that require disclosure.

Regulatory Antitrust Approval for the Acquisition

On October 3, 2022, the Federal Economic Competition Commission in Mexico (“COFECE”) provided Procaps Group, S.A. regulatory antitrust approval for the acquisition of Grupo Somar and Pearl Mexico. The COFECE approval allows Procaps Group, S.A. six months to close the transaction, with an option to extend that period for an additional six months upon a justified request.

Bridge Loan Credit Agreement

On October 11, 2022, Procaps Group, S.A., as borrower, and Procaps S.A., Procaps, S.A., de C.V., Diabetrics Healthcare S.A.S., and Sofgen Pharmaceuticals LLC, as guarantors, entered into a Credit Agreement with Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., acting as book runners and joint arrangers (“Bridge Loan Credit Agreement”), for the Bridge Loan. The Bridge Loan Credit Agreement’s terms are consistent with the terms of the Commitment Letter disclosed within Note 1. General Company Information. The Bridge Loan Credit Agreement effectively replaced the Commitment Letter upon its execution.

Senior Note Amendment

In connection with Procaps Group, S.A.’s previously announced acquisition of Grupo Somar and Pearl Mexico, Procaps Group, S.A. intends to prepay in full the aggregate principal amount of the 4.75% guaranteed senior notes due November 12, 2031 (the “Senior Notes”) issued by Procaps, S.A., Procaps Group, S.A.’s subsidiary, pursuant to a note purchase agreement (the “NPA”) entered into on November 5, 2021, with the noteholders thereunder (collectively, the “Noteholders”), together with interest accrued thereon to the date of such prepayment and the make-whole amount determined for the date of such prepayment pursuant to the NPA (the “Notes Payoff”). Procaps Group, S.A. previously expected that the closing of the acquisition of Grupo Somar and Pearl Mexico would occur on October 14, 2022, and accordingly, pursuant to the requirements of the NPA, delivered advance notice to the Noteholders of the Notes Payoff to occur on such date. As a result of a delay in the closing of the acquisition of Grupo Somar and Pearl Mexico, the expected borrowing under the Bridge Loan Credit Agreement did not occur, and Procaps Group, S.A. was unable to complete the Notes Payoff on the date scheduled, which technically constituted an event of default under the NPA. The Noteholders informed Procaps Group, S.A. that they would not exercise any rights or remedies under the NPA due to such technical default pending entry into an amendment to the NPA formally waiving such default, and Procaps S.A., Procaps Group, S.A., the other obligors under the Senior Notes and the Noteholders executed temporary waivers in connection therewith. On November 1, 2022, Procaps S.A., Procaps Group, S.A., the other obligors under the Senior Notes and the Noteholders entered into an amendment to the NPA (the “NPA Amendment”), formally waiving the technical default and which also (i) provides Procaps Group, S.A. the ability, until November 30, 2022, to prepay the Senior Notes with two business days’ notice, (ii) provides that the make-whole amount under the NPA shall in no case be less than USD 1,488,204.60, and (iii) provides that, if the Notes Payoff does not occur on or prior to November 30, 2022, a waiver fee of 3.75% per annum on the outstanding principal amount of Senior Notes outstanding shall (a) accrue from (and including) October 14, 2022 and (b) be payable to the Noteholders on the 12th day of February, May, August and November in each year (commencing on February 12, 2023), on the maturity date of such Senior Note and on each other date on which interest on such Senior Note is due and payable in accordance with the terms of the NPA and such Senior Note.